Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Com Hem Holding AB (publ)
Subject Company: Com Hem Holding AB
Commission File No.: 132-02822
Edited Transcript
COM HEM Holding AB (publ) Q4 and full year 2017 Earnings Call
Event Date / Time: 23 January 2018 / 10:00 AM CET
Anders Nilsson
Thank you very much, Mel. And good morning and welcome to the full year and fourth quarter report call for the Com Hem Group. Together with me here today as usual we have Mikael Larsson, CFO; and James Lowther, who is Director of Business to Consumer at Com Hem. If you haven’t already, please go to comhemgroup.com to find the presentation we will go through this morning. Well, we’ll update you on the operational and financial performance during the quarter, the operational progress on key areas including a closer look at the pricing activity for 2018 and of course the outlook for the group going forward. But first, a couple of words on the transaction between Com Hem and Tele2 that was announced on the 10th of January.
Over the last four years, we have developed Com Hem from a broken cable business into a force in the Swedish TV and fixed connectivity markets by improving customer satisfaction from very low levels using the more for more strategy. Over the years, we have pulled all but one lever in the playbook and executed successfully, by and large up until today. In the strategic development of Com Hem, there is only one major lever still to pull and that is mobile. The transaction with Tele2 gives Com Hem the opportunity to enter the mobile market in the most favorable way, not as an MVNO but as an MNO with superior economics on a best-in-class network which gives us the best possible route to success. In addition, there are significant revenue synergies in Tele2 through churn reduction, cross-selling and cost and CapEx synergies across the group, altogether conservatively estimated to SEK 900 million per year when implemented.
This happens at the same time as Tele2 is exiting markets and becoming a Swedish and Baltic operator. The joint entity already today has about 70% of revenue, approximately 80% of EBITDA, and 85% of OFCF coming from Sweden.
The transaction place us at the center of fixed mobile convergence in Sweden, and starts a new chapter in the Com Hem growth story. The same is true for the current Tele2 business. We are stronger together, can service our customers better, which gives us better outlook for growth and consequently better returns to shareholders than as separate companies. Strategically, I struggle to see a better route forward for both companies.
With that said, let’s look at the highlights from Q4 for Com Hem starting on page 4. Revenue for the group grew by
1.4% in Q4 and 4.2% in the Com Hem segment, offset by a 7% decline in Boxer. Underlying EBITDA grew 3.8% for the group, and 5.3% in the Com Hem segment offset by an 8% in Boxer. We saw strong full year growth in revenue of 26%, and underlying EBITDA growing 14.9% as Boxer was consolidated over the full year. Organic revenue increased by 4.1%, and organic underlying EBITDA by 5.4% which is in line with our guidance. The group added 100,000 addressable households in the quarter, reaching our original target of 2.8 million households, which represents a 40% footprint expansion since before the SDU expansion and the Boxer acquisition.
In the Com Hem segment, we had very strong volume growth with 12,000 unique consumer subscribers added to a record level of 983,000, 14,000 broadband RGUs to a new record high of 750,000, and 4,000 new DTV RGUs to
655,000 in total. In addition, we welcomed 5,000 new TiVo customers. Boxer added another 5,000 broadband RGUs, and Boxer ARPU reached a record high of SEK 301. During the last 12 months we have returned SEK 1.5 billion to our shareholders through cash dividends and buybacks and ended the year with a leverage of 3.6 times, well in line with our target of 3.5 times to 4 times. As previously communicated the board is proposing a 50% increase of the cash dividend from SEK 4 to SEK 6 to be paid out in two tranches during the year. The current buyback program will continue until the AGM, but no further buybacks will be done until closing of the merger with Tele2.
Please go to page 6. Already one-and-a-half years into the network expansion in the SDU market we have reached our initial goal and grown addressable households by SEK 800,000 or 40% from the starting point of SEK 2 million to SEK 2.8 million. Boxer can by the end of Q4 offer broadband to 1.1 million households, and during the quarter the group grew addressable households by 100,000. The current goal is 3 million addressable households, a target that we are well on our way to reach with increasing probability before our target date in 2020. Since the SDU expansion has been much faster than anticipated initially, and we have a CapEx light approach through unbundling and city networks.
We currently see no need to build networks on our own beyond the trial that will be concluded in the first part of this year.

As you can see on page 7, the Com Hem segment has a highest volume intake in several years in Q4, despite an uptick in churn and still maintaining the ARPU level from Q3. Unique consumer subs grew by 12,000 to an all-time high of 983,000. Total RGUs increased by 15,000 to an all-time high of 1,671,000. Broadband RGUs grew 14,000 to an all-time high of 750,000. And DTV RGUs increased by 4,000 and we welcomed 5,000 new TiVo customers. The average speed in the base increased by 5 megabits to 145 megabits per second in addition. Boxer continued to execute the turnaround, a growth of 5,000 broadband RGUs took the base to 28,000 by the end of the year, compared to the starting point of 11,000 in the beginning of the year. The pressure on DTT RGUs remained this quarter elevated by the 700 megahertz band migration which now is concluded, seasonal high expiration of contract periods, and some impact on the Discovery blackout. This elevated the churn temporarily in the quarter. On the other hand ARPU increased and reached all-time high.
All this is now history. Let’s see what 2018 will bring for Com Hem and Boxer customers. James?
James Lowther
Thank you, Anders, and good morning everyone. If you turn to slide 9, I’d like to start by sharing how we are continuing to extend our speed leadership in Sweden, and improve our broadband service for our customers. Firstly in December, we upgraded a 160,000 100 megabits and 250 megabits customers to give them an additional 50 megabits of downstream speed. This in addition to the 50 megabits customers we upgraded last year, means we now have a large segment of our customer base benefiting from faster speeds than are available to new subscribers. We have seen from previous upgrades that this results in happier customers with a lower churn propensity, and creates more pricing power.
As a result of this and investments in our network, we continue to leap the major speed testing metrics in Sweden. To highlight one, we have now been fastest on the Netflix Speed Index for the last 32 months, which is a powerful demonstration of how consistently fast our broadband is, and which we are shouting about in our new marketing campaign.
Secondly, we are piloting the latest cable technology DOCSIS 3.1 which enables upstream and downstream speeds above 1 gigabit per second, and which is faster than the majority of LAN networks in Sweden. This new technology would enable Com Hem to offer its customers the absolute fastest speeds in Sweden, and put Sweden at the forefront of internet speeds across the world. It also doubles our capacity and simplifies the network infrastructure, meaning we can offer our customers an even higher quality broadband experience going forward. Throughout 2018, we’ll be rolling this new technology out across our network, and in the first phase we’ll focus on delivering downstream speeds above 1 gigabit per second and doubling capacity with faster upstream speed an option to launch in the future, if there is sufficient customer demand.
Turning to slide 10, we are also continuing to implement the TV strategy I walked you through last quarter. Central to this strategy is a development of our new TV Hub which offers the best modern way to watch TV, to sit alongside
TiVo which remains the best traditional way to watch TV. This new box combines linear, on-demand and OTT streaming services together seamlessly into one package, and brings modern features like voice control and
4K content to our customers. I am proud to announce that we’ve agreed partnerships with Netflix, SVT Play and TV4 Play for the TV Hub, which will sit alongside Google Play and YouTube as pre-installed apps on the box.
Together these services represent 67% of OTT viewing in Sweden and when combined with Com Hem’s widest range of TV and play represents the most comprehensive TV service available in Sweden. As well as being integrated in the TV Hub, these services will also have dedicated buttons on the remote control, so customers can jump straight into their content. We are currently in the testing and refinement phase and we expect to launch the TV Hub later this spring, which we expect to take our TV experience to the next level.
Now moving on to slide 11, you can see that we’re also continuing to execute our strategy to bring our customers more high-quality and on-demand content. Firstly, we have secured the rights to bring Sportkanalen and SF-Kanalen to a wide segment of the Com Hem and Boxer customer base. Previously this content was only available to subscribers to the premium C More package and selected high-end Boxer customers. These channels are highly sought after by our customers and include high-quality, high-value Swedish sports series and movies like SHL hockey, Allsvenskan football and Astrid Lindgren classics such as Pippi Longstocking.
Secondly, we’re also bringing our customers thousands of hours of extra on demand content. Last quarter I shared the launch of the fantastic Paramount+ service which includes first pay window movie from Paramount Studios. This quarter, I’m pleased to announce the launch of Nat Geo+ and FOX+ for Com Hem Gold subscribers. These services offer our customers thousands of high-quality series and documentaries, like, How I Met Your Mother,

Family Guy and The Story of God with Morgan Freeman. All of these services will be launched throughout the spring and together at a significant amount of value to our TV packages.
Moving onto slide 12, I’d like to share the pricing plans for Com Hem and Boxer for 2018. As you’ve just heard, we’re continuing to add significant amounts of value to both our broadband and TV customers and it’s essential to our vision of having Sweden’s most satisfied customers and are more-for-more strategy.
By adding value to our customers, we create additional pricing power, which we are now leveraging. To support this price adjustment, we’ve created pricing headroom in the base by increasing the majority of broadband and TV list prices in January for Com Hem and on TV for Boxer.
The Com Hem will be rolling out our price adjustments as usual on the 1st of March and the 1st of April with mop-up batches throughout the year. Going into this year’s price adjustment, we’ve the highest ever levels of customer satisfaction and our best ever sets of product improvements for our customers.
Therefore, this year, the Com Hem price adjustment will be somewhat larger in scope with more customers price adjusted than in 2017. As a result, we expect the churn rate to be slightly higher than previous years, and with a somewhat greater proportion of our revenue growth coming from pricing as a result.
Also this year, Boxer will follow the tried and tested Com Hem model and we’ll be doing one main pricing batch on TV on the 1st of February with mop-up batches throughout the year and with broadband pricing unaffected. This comes from the back of investments in adding more high quality content to customers’ packages, improvements to Boxer Play and cross-selling broadband to the Boxer customer base.
The more-for-more strategy has worked well for Com Hem, and we expect it to work just as well for Boxer. As to be expected with pricing activity, Boxer’s customer churn rate will remain elevated in Q1, partially driven by the price adjustments, but also to a lesser extent by the last effects of the 700 MHz band migration. It’s early days, but so far the reaction to the price adjustment communications are in line with our expectations.
And with that I’d like to hand over to Mikael for the financial update.
Mikael Larsson
Thank you, James. Please go to page 14 where you will find the financial highlights for the quarter.
In the Com Hem segment revenue grew by 4.2%, offset by 7% decline for Boxer which led to 1.4% growth for the combined group. Underlying EBITDA grew by 3.8% with the Com Hem segment growing 5.3%. We saw slightly higher CapEx mainly explained by system integration for Boxer which led to modest 3.1% operating free cash flow for the group. But with the Com Hem segment growing by 8.5%.
Please turn to slide 15 for some more details on the Com Hem segment. The consumer business grew revenue by 4.4% mainly driven by 11.1% growth in broadband. Network operator revenue increased by 11% in the quarter as a result of continued network expansion with growth in both our communication operator business iTUX and fiber connections, fully offsetting a low single-digit decrease in recurring landlord revenue caused by price pressure. Continued strong growth in the high margin OnNet B2B business, 17.4% in this quarter did not offset the revenue decline within the low margin fixed telco OffNet business, while we saw a combined revenue decline of SEK 10 million B2B. Combined, this led to 4.2% revenue growth for the Com Hem segment.
Looking at margins, expansion into third party infrastructure continue to put a slight pressure on gross margin also in Q4, which was fully compensated to do leverage on operating costs leading to underlying EBITDA margin increasing to 46.8% with an underlying EBITDA of SEK 650 million in the quarter.
CapEx amounted to SEK 266 million on same level as Q4 last year. Focus remained on network related investments, while we saw a decrease in CPE related CapEx. Our operating model worked as planned for the Com Hem segment also in this quarter. With a mid-single digit growth in underlying EBITDA of 5.3%, stable CapEx level leading to operating free cash flow growing by 8.5%.
Let’s move on to Boxer on slide 16. Continued growth in broadband subscribers did not compensate for loss of DTV subscribers, while pressure on revenue continued in the quarter, down 7% compared to Q4 of 2016. As we have earlier communicated, underlying EBITDA for Q4 was also affected by costs associated to completion of the migration from the 700 MHz band, which explains the decrease in underlying EBITDA of 8% in Q4.
Underlying EBITDA for the full year still reached SEK 323 million, which is well above the SEK 300 million target we set at the beginning of the year. Boxer had regular CapEx of SEK 27 million in the quarter and SEK 27 million of CapEx related to system integration. Operating free cash flow ended at SEK 206 million for the full year, excluding integration related CapEx.
Looking forward into 2018, we expect to realize remaining cost synergies of some SEK 25 million on annual basis in the second half of 2018. And this is once all system integration has been finalized. Given the turnaround phase Boxer is in additional marketing and sales spend may be required in 2018. In combination, we’re not realizing remaining synergies until H2, this means one should not expect underlying EBITDA for Boxer to grow mid-single digit in 2018.
However, with no impact on group guidance which implies growth will be skewed towards the Com Hem segment in 2018.
Please move on to slide 17, consolidated profit and loss. Group revenue grew by 1.4% and underlying EBITDA increased by 3.8% to SEK 722 million. Higher one-off items in the quarter explained by redundancy provisions and advisory costs for the Tele2 merger led the EBITDA declining by 1.1% or SEK 8 million compared to Q4 last year.
This was well compensated by significantly lower financial expenses as we had no refinancing activities this year, while net profit almost tripled for the quarter reaching SEK 96 million.
No taxes were paid in the quarter and the group had SEK 0.2 billion of tax losses at the end of the year. As we have been able to use historic tax losses to cover also Boxer’s profit for 2017, we have not paid any cash tax for the 2017 fiscal year. As a result remaining tax losses will be consumed somewhat earlier than previously anticipated and the group will start paying taxes in the first half of 2018.
Please turn to page 18, cash flow and capital structure. Growth in underlying EBITDA and slightly higher CapEx than previous year led to a 3.1% growth in operating free cash flow. Equity free cash flow grew by 9.5% explained by lower interest payments due to timing partly offset by a slight negative movement in working capital versus a positive movement in Q4 last year. Equity free cash flow per share increased by 11% in the quarter and by 13% for the full year to SEK 8.5 per outstanding share.
Share buybacks continued in Q4 with 0.5% of the outstanding shares repurchased for a cash consideration of SEK 104 million leading to total shareholder remuneration of close to SEK 1.5 billion for the full year, up 26% compared to 2016.
Please turn to slide 19, summarizing how we have delivered on the financial guidance for 2017. Underlying EBITDA grew by 5.4% for the full year for the Com Hem segment in line with the mid-single digit growth we guide for and Boxer delivered SEK 323 million of underlying EBITDA versus guidance of SEK 300 million.
Group regular CapEx amounted to SEK 1.47 billion which is in the middle of the guided range of SEK 1 billion to SEK 1.1 billion. In addition, we did in 2017 invest SEK 58 million in system integration for Boxer and SEK 34 million in new build trials also in line with guidance.
Interest rates were capped at low levels 2.5% blended rate for the group. And we did not pay any taxes except for some SEK 30 million for Boxer relating to 2016 profits. This led to a shareholder remuneration of SEK 1.5 billion in the year, split SEK 725 million in cash dividend and SEK 764 million in buybacks. While we at the same time lowered leverage from 3.7 times to 3.6 times net debt to underlying EBITDA. In our view, we have thereby delivered on all points set out in our financial guidance for the year.
And with that, I would like to hand back to Anders again.
Anders Nilsson
Thank you, Mikael. So, what can you expect about going forward? Well on page 21, you’ll you see what we will focus on and what we aim to deliver during the year. Increasing customer satisfaction remains at the core of our strategy. This is true not only for the Com Hem segment, but also for Boxer. Both brands are on the more-for-more strategy.
You have heard James talk about this year’s price adjustments, which is in line with our process previous years with a bulk of pricing taking place in Q1, both for Com Hem and Boxer. We’re very excited that the launch of our next-generation TV service, the TV Hub is coming closer, and we believe it’s a very big improvement in customer experience.
The DOCSIS 3.1 deployment is underway with roll-out this year to significantly increase speed and capacity in our network. On the Boxer side, it’s all about continuing to increase broadband sales, and reducing DTV churn with the first goal to go our RGU neutral. The network expansion will continue using our CapEx light approach and no further network build beyond our trails are planned.
In terms of shareholder remuneration, the board will propose to the AGM in March at SEK 3 plus SEK 3 dividend, which is an increase by 50% compared to last year.
The process for the merger with Tele2 has started and is expected to close during the second half of the year, provided it’s approved by both Com Hem and Tele2 shareholders.
In the meanwhile, we will focus on operating Com Hem to deliver on our promises to you, which brings us to our guidance for 2018 and the mid-term. We aim to deliver mid-single digit underlying EBITDA growth for the entire group annually. We expect growth to be skewed towards the Com Hem segment in 2018 as we continue necessary efforts to execute on the turnaround of Boxer. We expect CapEx for the entire group to be in the range of SEK 1 billion to SEK 1.1 billion annually and we aim to maintain our leverage between 3.5 to 4 times underlying EBITDA last 12 months.
That concludes James’, Mikael’s and my remarks on the fourth quarter and the full year for Com Hem and we are now happy to go to Q&A. Mel?
Operator
Thank you, sir. [Operator Instructions] And we now have your question from the line of Lena Österberg from Carnegie.
Your line is now open.
<Q—Lena Österberg>: Yes. Good morning. My first questions are on Boxer, a little bit more, if you could say something about the revenue development throughout the year. Do you expect 2018 to be revenue neutral for Boxer for the full year? And also if you could say something about unbundling and the margins on the broadband side, if they’re in line with your expectations and what we should expect, as I assume that this will be the key growth driver going forward, once you’ve established RGU neutrality?
And then also I was wondering a little bit, if you could share some feedback. I understand you’ve been now seeing investors what the feedback is on the proposed merger with Tele2?
<A—Anders Nilsson>: Hi, Lena. And thank you very much for your questions. So on the Boxer and the revenue development of 2018. I think it will be in decline. We have said that the first goal is to go RGU neutral and if we are – I mean, it could happen during this year that we actually go RGU neutral, that’s what we’re aiming at. But it’s very hard to predict when it’s going to happen and if indeed it’s going to be possible for it to happen this year. But that’s the aim at least. But please don’t shoot us if we can’t deliver on it because it may take a little bit longer time.
Once we have got to RGU neutral then we know that the revenues will follow with some time and delays. So if you’re looking at growth of revenue or kind of flattish revenues that will happen thereafter which probably puts us in next year.
Then the question was on the broadband margins for Boxer, Mikael. Maybe you want to take that.
<A—Mikael Larsson>: Okay. Thank you. Yeah, and as you know Lena, we expand in two ways. We do unbundling and we connect to open networks. For Boxer the majority of the broadband growth comes through their open net at least so far and the open net comes with a slightly lower gross margin. On the other hand, it’s very CapEx light way of expanding. So the net cash margin is similar in the two ways to expand.
If you then look at the Boxer customer base for broadband subscribers right now, you have a large portion of them who have come onboard in the last year and that implies that you have also a large portion of them on introductory discounts and that means that the margins right now is rather low, but then of course we expected to increase over time, when they come out of binding. So, over time the margin and the trajectory we see for the whole customer base is as expected, it’s growing.
<A—Anders Nilsson>: So thank you, Mikael. And then you asked about the feedback on the proposed Tele2 and Com Hem merger, and indeed we are meeting investors on the back of the announcement on the 10th of January.
And I think it’s clear that some investors were taken by surprise of the timing of this, and I think that’s one of the main explanation of the selloffs you have seen at Tele2 share since then, and now it’s – much effort going into educating or informing about the rationale behind this, which we are getting a big acceptance for us throughout the market, but also giving the respective shareholder bases the opportunity to get to know the other assets because they are very different these shareholder bases, and that’s where a lot of efforts goes into explaining how each company works to get comfort.
And I think that is yielding results. And I think the one thing for me to take away from all of this is that, it’s quite clear that we get a very big acceptance for the strategic rationale which is the foundation on which this sits, and that’s gives me comfort going forward, that we will be able to get this deal concluded during the second half of this year. I hope that answers your questions, Lena.

<Q—Lena Österberg>: It does. Thank you.
<A—Anders Nilsson>: Thank you.
Operator
Thank you. And we have your next question from the line Terence Tsui from Morgan Stanley. Your line is now open.
<Q—Terence Tsui>: Yeah. Thanks very much. Good morning everyone. So I’ve got a couple of questions on the more-for-more strategy. So, firstly on Boxer, I’m interested about the more-for-more strategy being implemented in the Boxer brand. I’m just wondering what makes you feel confident that the price increases will stick given that you’re seeing some – still seeing some pressure on RGUs of RGUs declining on the TV side?
And I’m just sticking with the more-for-more strategy, broadband ARPU was a little bit – sorry – overall consumer
ARPU in the Com Hem segment flat year-on-year, I’m just wondering how were the price increases, are you reinvesting these price increases into other areas like promotions or do you expect them to come through more on the bottom line for the rest of when you implement them in 2018?
And then just lastly – sorry, just a follow up on the Tele2 merger. I’m just wondering how you’re feeling about the
Tele2 share price reaction. The share is obviously down a bit since the announcement from January 10. I’m just wondering how you feel about the deal structure and whether you’re still thinking it’s a good deal for Com Hem shareholders at this level. Thank you.
<A—Anders Nilsson>: Okay. Thank you very much, Terence. So the more-for-more questions, we hand it over to James. Please, James?
<A—James Lowther>: Thank you, Anders. Thank you and good morning, Terence. So firstly on the Boxer side.
We’ve been working on the more-for-more strategy for Boxer since completion of the merger. One big element of that is the rollout and cross-sell of broadband into the Boxer customer base, giving them access to high quality broadband at a very – very good price.
And on the TV side, we’ve been making lots of improvements, a lot of the good stuff which we’ve been doing on the
Com Hem side for many years to improve the quality of the TV service in terms of customer support and customer experience. As part of that, we’ve also secured additional content, as I talked about earlier SF-Kanalen and
Sportkanalen in particular. We’ve highlighted the customers in our price adjustment that is as adding additional value to their packages. And this content in Sweden is incredibly high value, it’s got the Swedish equivalent of the Premier League and high value and big budget Swedish series that are included in SF-Kanalen.
In addition to that, we’ve also continued to invest in improvements to Boxer Play. The Boxer Play product is very similar to the Com Hem Play product in terms of the feature set and stability and improvements that we’ve added. On the consumer ARPU, so I think to say we – probably now that we adjusted 100 megabits list prices in Q4. This was a relatively small batch and so the ARPU being flat from Q3 is to be expected. The main purpose of that list price change was to create pricing headroom ahead of the main pricing batches which are coming in Q1 of this year.
<A—Anders Nilsson>: Okay. Thank you very much for that, James. Then to your question, Terence, on the
Tele2 merger, and if I think it’s a good deal at the current levels. And I mean, in my book this is the best strategic option Com Hem has going forward. It will give us a better route to growth, as part of Tele2 and on the standalone basis. So for me, this is as good as it gets.
When it comes to the structure, it actually gives the current Com Hem shareholders both an opportunity to monetize the profits they may have had owning the Com Hem share, but also taking part in the next chapter of growth that Com Hem will enjoy as part of Tele2. Especially then taking part of the synergies both revenue and cost synergies, but that we have announced. So for me, this is the right thing to do.
On a separate note, I think the price is relevant not today but at the time of the EGM, because that is when the both shareholders in Tele2 and Com Hem will have to make up their mind and vote. And that will take place later in the year.
And I do believe that since we now are spending time talking to the respective shareholder bases and informing them about what the plans are and also informing them on the different assets that they may not be very well acquainted to.

And also the increased opportunity in the Swedish market that this will bring that you may see another price direction all the time. But that remains to be seen.
So, Terence, I hope that was answer to your questions.
<Q—Terence Tsui>: Yeah, that’s great. Thank you.
<A—Anders Nilsson>: Super, thanks.
Operator
Thank you. And your next question is from the line of Peter Nielsen of ABG. Your line is now open.
<Q—Peter Kurt Nielsen>: Thanks very much. I have two questions please. First one relates to the new TV Hub and the margins expected here, I guess that judging from your guidance for the Com Hem segment for 2018, we can infer that you anticipate that the price increases you will make will fully balance out any increase in content cost related to the new TV Hub. Is that correct?
And just secondly, any main lessons you have learned from your own trial build out of fiber in the SDU area and any sort of qualitative comments you may have on the Swedish fiber, SDU fiber market at the moment, have you seen any change in demand? Are you seeing any change in the regulatory momentum which has obviously been a bottleneck in 2017? Any qualitative comments you may make here to give us it would be helpful. Thank you very much.
<A—Anders Nilsson>: Okay. Thank you, Peter. We’re all happy to do that. So on the TV side or the TV Hub.
I mean, we expect content costs to remain roughly flattish over time on a per-sub basis and we see no basically change going into the TV Hub. And for this year, we do not expect any major change in margins on TV. We will first have to see when we launched the TV Hub and then we’ll have to see what kind of pickup we will have over time of that product.
I may – want to remind you of that the box cost is significantly lower for the TV hub compared to TiVo. So over time, it will either give us the opportunity to increase cash generation or it will give us the opportunity to lower price on the headline price of the different packages while maintaining the same cash generation per customer. So it’s a step in the right direction either way we will use it over time.
Then when it comes to trials – build trials, I think we have learned that yes it works, so we can build fiber in the
Swedish SDU market. The idea we had when we launched these trails to test whether the model worked, namely to finance the investments by the – by leverage on the EBITDA we generate from these builds actually works, so it works, and that’s very good news. But we have still decided not to move forward and the reason is that the build in the market has been faster than I think most people if not everyone in the market anticipated a year ago.
So we’re seeing now that – I mean we believe that upwards of 1.5 million of the – roughly 2 million SDUs are already half by fiber and that is a faster development than anticipated. And hence, there is really not any meaning or reason for us to go in and deploy a – mean CapEx intensive approach to building as we get access to these households anyhow through our CapEx light approach. So that’s what I can give you, Peter, and I hope that helps you a bit at least.
<Q—Peter Kurt Nielsen>: It does. Thanks a lot.
<A—Anders Nilsson>: Thank you.
Operator
Thank you. The next question is from the line of Irina Idrissova of RBC Capital Markets. Your line is now open.
<Q—Irina Idrissova>: Good morning. Thank you. Question on price increases in the Com Hem segment. As you roll out increases on broadband products together with speed upgrades, how much more runway do you think you have to continue doing this going forward? Do you think customers would be as willing to take price increases next year, say if you upgrade them again to 200 megabits for example or do you feel like you need to offer something different?

And my second question is on the future together with Tele2, assuming the Tele2 deal gets approved. Could you just talk about, what do you see as the largest integration hurdles you’ll need to work through perhaps what are some of the riskier parts of the process?
<A—Anders Nilsson>: Thank you very much, Irina. Two good questions, we’ll try to address, starting with
James.
<A—James Lowther>: Thanks, and good morning, Irina. So in terms of our pricing power going forward, the first thing to say is our model clearly works. By focusing on improving customer experience, we’re able to increase levels of customer satisfaction, and we create pricing power as a result, and we expect that to continue and expect this year’s price adjustment to be successful. Looking forward, as we continue to invest in the roll-out of DOCSIS 3.1, the level of quality and the level of speeds that we’re able to offer our customers is going to continue to increase over time. So we see significant pricing power looking forward. In terms of specifically what we would do going forward, it’s too premature to talk about that, and it’d be more of a tactical decision for 2019 about the mix of pricing versus subscriber growth and upsell we’d want to do within the customer base, and we should revisit that closer to the time. But in short, we think we have plenty of pricing potential going forward.
<A—Anders Nilsson>: Indeed we do. And then the question on Tele2 and what the biggest hurdles may be in order to put these two companies together, and I think it’s fair to say that every time you do an integration like this, it always comes down to the system integration to put everybody on the same systems. And we have had some experience in this field. As you know, we’re yet in the middle of integrating Boxer in our one-and-a-half year or so integration program, which is performing very well. And the Tele2 is in the same situation as they integrate the TDC
Sweden asset they acquired last year. And so we have experience in how to do this, which means that we are well-equipped in order to take on this challenge as well.
However this is not something that we’ll take down speed in order to start cross-selling, because we have as part of our ID of actually starting selling mobile over time one way or another, prepared ourselves, so it will not take ages for us to be able to sell mobile to the Com Hem and Boxer customers by connecting to our current systems. And we know that on the Tele2 side, both [indiscernible] (00:41:54) and Tele2 has the ability to connect and sell fixed services to their systems. So just by interlinking the current systems that we have we will be able to start cross-selling, and also start taking out, what I think is probably the biggest low hanging fruits, the churn reduction by adding more RGUs to our current customers. The other cost synergies we have announced, they are pretty straightforward, and I do not see any major hurdles in executing on those. I hope that helps you Irina.
<Q—Irina Idrissova>: Yes. Thank you very much.
<A—Anders Nilsson>: Thank you.
Operator
Thank you. The next question is from the line of Thomas Heath from Danske Bank. Your line is now open.
<Q—Thomas Heath>: Thank you. Two questions if I may. Firstly on the on the new TV Hub and the cooperation with indiscernible] (00:42:45) and see more Netflix. Just curious, are you planning building integration with Com Hem there, and if someone wants to add HBO or Discovery or the MTG packages, is that sort of a separate customer relationship, their buttons seemed to be lacking? And then on the fiber side, what are you seeing in terms of regulation there were some proposals by PTS last year about treating every connection as a market of its own, which potentially would change the pricing of wholesale access to fiber. And then lastly on new build or footprint expansion, how do you see in terms of when do you enter the Boxer brand, and when do you enter the Com Hem brand that both could potentially play in both the asset light, and the more communications operator business models? Thank you.
<A—Anders Nilsson>: Thank you very much, Thomas. So how about these buttons on the TV Hub update, what’s happening there?

<A—James Lowther>: Thank you. Good morning, Thomas. So on the TV Hub, the way it works with the partners that we’re integrating, SVT Play and TV4 Play along with Netflix they have a dedicated button on the remote control, but they are also pre-installed and fully integrated on the TV Hub. As you touch on in other markets, you’re seeing billing integration being done in particular with Netflix. We don’t have any specific plans, but if it makes sense, if there’s sufficient customer demand to do so then of course we would look at that, but it’s not something that we have immediate plans around.
<A—Anders Nilsson>: Yeah. That’s correct. And then your questions about fibration, I’m starting with the footprint expansion, and yes to be clear, I mean, when we expand into the SDU market, we do that as one company for both brands. So that means that both the Com Hem brand and the Boxer brand has access to the asset-light approach and the unbundling of the Skanova fiber, and the city networks we connect to our backbone. And then it’s up to the customer to choose whether they want to go the high quality route and buy the Com Hem services, or if they want to go and buy a prize fighting service from Boxer FD at the other end of the spectrum. When it comes to a new proposed regulation, that is correct. There has been a proposal, there was feedback during the fall, and on back of that, the regulator has decided to revisit the regulation and firm up some assumptions and has communicated that they will be 6 months delayed. So we expect to hear back from them in the middle of this year, and we expect the new regulation to be in force by the end of this year, so half a year delayed. At this point in time, it’s hard to say what the revised proposal will be, but we have no indication that there will be any major changes, but that remains to be seen. So that’s what we have for you Thomas.
<Q—Thomas Heath>: It’s very helpful. Thank you.
<A—Anders Nilsson>: Thank you.
Operator
Thank you. [Operator Instructions] The next question is from the line of Victor Höglund from SEB. Your line is now open.
<Q—Victor Höglund>: Yes, good morning, and thanks for taking my questions. So I was just wondering here on when you have merged with the two assuming that goes through, how will you work with the brand? Will you have a mobile brand called Com Hem, or will you use Tele2’s brand and vice versa on the fixed networks, how will it work, and just explain everything, the reasoning and pros and cons in terms of systems, as you said, how you can do that? And then maybe if you can just explain, point out a bit what kind of pay tax rate we should use for next year? It looks like it should be a bit north of – for this year north of 30%, if that’s right. And last question, did you go through, there was some remarks in your presentation from [indiscernible] (00:47:14) might have to look over their portfolio. I was just wondering on the back of that, and given that Tele2 and you are very strong on the MDUs in big cities and so on. Could you potentially be sort of off service, not as natural fit in the new company as opposed to the Com Hem standalone story, if you can just give some thoughts around that. Thank you.
<A—Anders Nilsson>: Okay. Hi Victor and thank you very much for these questions. So let’s start with the deal related questions, and then we’ll take tax with Mikael at the end. So Boxer is a good fit with the combined Com
Hem Tele2 unit as it was with Com Hem on a standalone basis. The reason we’ve acquired Boxer was to get access to households who are in the SDU market as a way to be able to upsell broadband and hence have a very good route into that market. And obviously, for the combined unit, the SDU markets becomes really important growth driver, and it’s actually for the first time that both Tele2 and Com Hem and all the brands we have, can go in there and fight for the household, because this is the first time we have access to all the four services needed to do so. So in that respect, you could argue that Boxer becomes even more important in the combined unit.
When it comes to the brands, I mean, many companies are happy to have one strong brand. This company will have four really strong brands. And I think that’s a great asset and that’s the way it’s going to be at least started to be executed. So all four brands should remain, I think. And all four brands should be able to sell all the four services, but positioned in a different way, some are premium like Tele2 and Com Hem, and Kinnevik and Boxer are price fighters.
So they have their respective positions in the market, because I believe the biggest opportunity short-term is actually the churn reduction. And we have seen that integrated FMC operators, like KPN in Holland has significantly lower churn than what we have today. So the combined Tele2-Com Hem company has approximately 16% churn versus KPN of 9%, and that reduction comes from higher customer satisfaction and people staying longer as they buy more RGUs from the same operator. And that’s something we’re going to go after [indiscernible] (00:49:50) and to start with. So that hopefully give you some color on where we’re going on those issues. And then on the tax side. Mikael?
<A—Mikael Larsson>: Yeah. If you then, starting with a group P&L you have the pre-tax profit, since we only operate Com Hem in Sweden we have a statutory tax rate of 22%. The adjustment you should make to the pre-tax profit in the group P&L is that you should add back some SEK 180 million per quarter of depreciation and amortization, which is not deductible for tax purposes. And that is the adjustment you should do also for 2018 profits. Then you come to the paid tax. I hope that was clear.
<Q—Victor Höglund>: Yeah, that was perfect. Thank you. And just going back to books of question, it’s not that I’m questioning whether it’s a good growth lay, it’s more that in terms of potential remedies that might have be given, maybe that will come from another part of the portfolio. Thank you.
<A—Mikael Larsson>: Okay. We have no such intentions to use Boxer to give any remedies. We don’t think that’s necessary.
<Q—Victor Höglund>: Okay. Thank you very much.
<A—Mikael Larsson>: Thank you.
Operator
Thank you. At this time there are no further questions. [Operator Instructions] And we have a few questions coming up now. The next question is from the line of Daniel Morris from Barclays. Your line is now open.
<Q—Daniel Morris>: Hi, good morning. Thanks for taking the question. It’s a follow up to your comments really around the possible convergence strategy. I just wondered how you think about the risks of ARPU deflation in the
Swedish market if you were to start moving aggressively towards, for example, quad pay bundling post-merger versus the churn benefits, because I think that’s one of the differences we’ve seen across the European market. Some have benefited more or less. So really just a follow up on that. Thank you
<A—Anders Nilsson>: That’s a very valid point Daniel, and thank you for making it. So you can either go and use a converse strategy using discounts, or by loading value, and we are firmly in the loading value camp. We are performing, executing the more-for-more strategy, works great in the Swedish market, and we’re going to continue doing that. So I expect continuation of more-for-more as a way to drive FMC.
<Q—Daniel Morris>: Okay. Thank you.
<A—Anders Nilsson>: Thank you.
Operator
Thank you. The next question is from the line of Lena Österberg of Carnegie. Your line is now open.
<Q—Lena Österberg>: Yes, just a follow up on the question I was asked earlier on the change in regulation on fiber.
Just to clarify, you answer was that you do not expect there to be any major changes to the regulation. Do you mean to the previous regulation or the proposal?
<A—Anders Nilsson>: So thank you Lena. Right now we have no indication that there should be any major change to the proposed legislation, but that is on the other hand we have not seen what [ph] PTS (00:53:14) will come up with in terms of revised proposal, but that’s what I can give you so far, that’s what we have learnt.

<Q—Lena Österberg>: Okay. And then I was going ask you also on the churn for the Com Hem segment in Q1. As you only did list price increases now and you saw your churn come up a little bit more at least than I expected, should we expect further jump in the Com Hem churn rate in Q1 as a significant further jump in Q1?
<A—James Lowther>: Hi Lena, it’s James here. It’s a very good question. So in terms of the churn rate for Com Hem for Q1 2018, you can expect it to be somewhat higher than Q1 2017. And that’s because we’re price adjusting more customers this year than we did in 2017.
<Q—Lena Österberg>: Okay. Perfect. Thank you.
<A—James Lowther>: Thank you, Lena.
Operator
Thank you. The next question is from the line of Terence Tsui from Morgan Stanley. Your line is now open.
<Q—Terence Tsui>: Yes. Thank you. Again just a couple of follow ups. Can you just give us a quick updates of what’s going on in B2B? I see the revenue trends are still quite weak, down 12% year-on-year. And then secondly, just a follow up on the more-for-more strategy in a world that you will be combining with Tele2. If you just add up your price for broadband, Tele2’s price for mobile, throw in a bit extra for TV as well. The overall price could be quite expensive for Swedish households. So are you worried that there will be a bit of bill shock seen amongst your customers, and therefore the only way to execute on the strategy will be through price discounts there? Thank you.
<A—Anders Nilsson>: Thank you, Terrence. So starting with that question, I mean, the point being that all these customers already have all these services but from different providers. So just by putting them on the same bill from the same provider that will take down the churn, and if you load in some more value the customer will think that they will get more value for money. You should also bear in mind that there is a, especially in the MDU market, there is a significant overlap between Tele2 customers and Com Hem customers. And yes, by moving, let’s say, a Com Hem customer to a single pay Com Hem customer to becoming a dual play Tele2 customer, all of a sudden the new group has lowered its churn on that customer with 5 percentage points or something like that. And that customer has gained some more value according to more-for-more strategy by doing so.
So I think that’s the low-hanging fruit, and that is a significant existing opportunity especially in the MDU market.
When it comes to the SDU market, it becomes a different kind of proposition, and there you should look at what the current household pays for its services predominantly bought by the incumbent who is the only one who can offer all the four services to all the whole of that market. And then I think you will see that there is opportunity to still go on the more-for-more strategy and gain revenue from that market segment as well. On B2B, well, I mean you’re right. We have not turned the [indiscernible] (00:56:42) growth, but we are growing fast on that, and that’s the ambition, and that’s the high margin good revenue we like the future proof revenue, and we’re still seeing decline in the lower margin legacy revenue. But right now, I think we’re approaching a point where the all net revenue is basically half of total revenue, which was not the case coming into this year when it was significantly smaller. So we’re approaching that point Terence, and I wouldn’t be surprised if we turned the page during this year. And as you know, if you look further down in the P&L during 2017 we got significant operational costs out of B2B. So on a kind of EBITDA level and below that, it looks significantly better and growing very fast.
<Q—Terence Tsui>: That’s very clear. Thank you.
<A—Anders Nilsson>: Thank you, Terence.
Operator
Thank you. And there are no further questions at this time, sir.
Anders Nilsson
That is good. And thank you very much for participating in this call, and discussing Com Hem and the hopefully potential future together with Tele2 later this year, and looking forward to see you out and about and if not before when we release the Q1 report for Com Hem a little bit later this year. And I wish you a very good day. Thank you very much.
Operator
Thank you very much. And that does conclude our conference for today. Thank you for participating. You may all disconnect and speakers please standby.

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward- looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.